August 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549-7010

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Pandora Media, Inc.
Form 10-K for the fiscal year ended January 31, 2012
Filed March 19, 2012
File No. 001-35198
Form 10-Q for the Fiscal Year Ended April 30, 2012
Filed June 4, 2012
File No. 1-35198

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 27, 2012, relating to the Form 10-K for the fiscal year ended January 31, 2012 (the “Form 10-K”) and Form 10-Q for the three months ended April 30, 2012 (the “Form 10-Q”) of Pandora Media, Inc. (“Pandora,” the “Company” or “we”). For ease of review, we have set forth each of the Staff’s comments in bold print below, followed by the Company’s responses thereto, including, where relevant, disclosure from the Company’s Form 10-K and Form 10-Q with revised disclosure proposed to be included in future filings, marked to show changes against the Company’s past disclosure.

Form 10-Q for the Quarter Ended April 30, 2012

Advertising Revenue, page 23

1.	We note your response to comment four from our letter dated June 26, 2012 and in particular your statements that “management is currently focused as part of its overall evaluation of the Company’s business development and potential profitability on trends in mobile monetization [emphasis added]… snapshots (revenue-by-platform) can provide management, and, we believe, investor insights in the directional trend [emphasis added] of the Company’s monetization effort.” It appears from your statements that trends in mobile monetization quantified through the mobile RPM metric constitute material information to management and investors and appear to be reasonably available. Considering that RPM by platform promotes investor understanding of your operations and is indicative of material directional revenue trends arising from your monetization efforts, please disclose such RPM by platform in the MD&A. Refer to our Interpretative Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please revise.

Response: In response to the Staff’s comments, in future filings the Company will disclose advertising revenue per thousand listener hours (“ad RPMs”) for its traditional computer platform as compared to ad RPMs on its mobile and other connected devices platforms, along with total ad RPMs across all of its delivery platforms, in the Company’s “Management’s Discussion and Analysis—Key Metrics” disclosures. The Company presents below its proposed supplemental disclosure as applied to the quarter ended April 30, 2012 to illustrate the Company’s presentation in future filings:

“We track advertising revenue per thousand listener hours for our free, advertising supported service (“ad RPMs”) because it is a key indicator of our ability to monetize advertising inventory created by our listener hours. We focus on total ad RPMs across all of our delivery platforms, which compares advertising revenue generated in a given period to advertising inventory, both sold and unsold, created in the period, calculated on a trailing twelve months basis and believe such total ad RPMs to be the central top-line indicator for evaluating the results of our monetization efforts. We calculate total ad RPMs by dividing advertising revenue we generate by the number of thousands of listener hours of our advertising-based service. We discuss material developments in ad RPMs below in “—Results of Operations.”

We also provide estimates of disaggregated ad RPMs for our traditional computer platform as compared to our mobile and other connected devices platforms, which we calculate by dividing the estimated advertising revenue generated through the respective platforms by the number of thousands of listener hours of our advertising-based service delivered through such platforms. While we believe that such disaggregated ad RPMs provide directional insight for evaluating our efforts to monetize our service by platform, we do not validate disaggregated ad RPMs to the level of financial statement reporting. Such metrics should be seen as indicative only and as management’s best estimate. We continue to refine our systems and methodologies used to categorize ad RPMs across our delivery platforms. Period-to-period results should not be regarded as precise nor can they be relied upon as indicative of results for future periods. In addition, as our business matures and in response to technological evolutions, we anticipate that the relevant indicators we monitor for evaluating our business may change.

The tables below set forth total ad RPMs, traditional computer ad RPMs and mobile and other connected devices ad RPMs for the three months and trailing twelve months ended April 30, 2011 and 2012.

Advertising revenue per thousand listener hours

	Three Months Ended April 30,		Trailing Twelve Months Ended April 30,(1)
	2011	2012	2011	2012
Total	$30.0	$24.8	$33.3	$30.2
Traditional computer	55.3	46.5	64.0	59.2
Mobile and other connected devices	18.4	17.9	15.6	20.4

(1)	Trailing twelve months measure ad RPMs over the periods from May 1, 2010 to April 30, 2011 and from May 1, 2011 to April 30, 2012.

Total ad RPMs over the trailing twelve months ended April 30, 2012 decreased to approximately $30.2 from approximately $33.3 over the trailing twelve months ended April 30, 2011, primarily due to listener hours growing at a faster pace than revenue, as well as the effective elimination of the 40 hour per month free listening cap on traditional computers in September 2011 which created increased advertising inventory not fully offset by advertising sales.

Total ad RPMs decreased to approximately $24.8 from approximately $30.0 in the three months ended April 30, 2012 compared to the three months ended April 30, 2011, primarily due to the same factors as over the trailing twelve months, as well as a higher percentage of advertisements being sold through third-party networks which yield a lower price during the period ending April 30, 2012. This increase in the percentage of advertisements being sold through third-party networks was due in part to the period ending April 30, 2011 including direct sales revenue from one advertiser that accounted for 12% of total revenue.

Traditional computer ad RPMs over the trailing twelve months ended April 30, 2012 decreased to approximately $59.2 from approximately $64.0 over the twelve months ended April 30, 2011 primarily due to listener hours growing at a faster pace than revenue due in part to the effective elimination of the 40 hour per month free listening cap which created increased listener hours not fully offset by increased advertising sales.

Traditional computer ad RPMs decreased to approximately $46.5 from approximately $55.3 in the three months ended April 30, 2012 compared to the three months ended April 30, 2011, primarily due to the same factors as over the trailing twelve months.

Mobile and other connected device ad RPMs over the trailing twelve months ended April 30, 2012 increased to approximately $20.4 from approximately $15.6 over the twelve months ended April 30, 2011 primarily due to revenue growing at a faster pace than listening hours driven by increased market adoption of mobile advertising solutions as well as the three month period ending July 31, 2011 including revenue from one advertiser that accounted for 16% of total revenue through premium sales.

Mobile and other connected device ad RPMs decreased to approximately $17.9 from approximately $18.4 in the three months ended April 30, 2012 compared to the three months ended April 30, 2011, primarily due to listener hours growing at a faster pace than revenue as well as the period ending April 30, 2011 including revenue from one advertiser that accounted for 12% of total revenue through premium sales.

Although we monitor RPM to evaluate our business, to provide additional context regarding the factors driving this ratio, total advertising revenue increased by 85% during the trailing twelve months ended April 30, 2012, with advertising revenue on mobile and other connected devices increasing by more than 200% and advertising revenue on traditional computers increasing by approximately 30%. Total advertising revenue increased by 62% during the three months ended April 30, 2012, with advertising revenue on mobile and other connected devices increasing by more than 100% and advertising revenue on traditional computers increasing by approximately 30%.

2.	We note your response to comment seven from our letter dated June 26, 2012. To promote your investors’ understanding of known material trends resulting from increases in listening hours on mobile versus other platforms, please disclose the content acquisition costs related to each platform. Specifically discuss the mobile content acquisition costs as a percentage of the related revenues as compared to the content acquisition costs as a percentage of the related revenues from other platforms.

Response: In response to the Staff’s comments, in future filings the Company will disclose in “Management’s Discussion and Analysis” its estimated advertising-based content acquisition costs related to its traditional computer platform as compared to its content acquisition costs related to its mobile and other connected devices platforms, presented as a percentage of estimated advertising revenues attributable to such platforms. The Company provides below its proposed supplemental disclosure as applied to the quarter ended April 30, 2012 to illustrate the Company’s presentation in future filings:

Cost of Revenue—Content Acquisition

	Three Months Ended April 30,		$ Change
	2011	2012
	(in thousands)
Content acquisition	$29,158	$55,818	$26,660

The following table presents our estimated content acquisition costs for our advertising-based service attributable to our traditional computer platform and our mobile and other connected devices platforms as percentages of the estimated advertising revenue attributable to such platforms.

	Three Months Ended April 30,
	2011	2012
Traditional computer	30%	38%
Mobile and other connected devices	90%	95%

The majority of our royalties are payable based on a fee per track, while in other cases our royalties are payable based on a percentage of our revenue. We estimate our advertising-based content acquisition costs attributable to specific platforms by allocating costs from royalties payable based on a fee per track to the platform for which the track is served and by allocating costs from royalties based on a percentage of our revenue in accordance with the overall percentage of our revenue estimated to be attributable to such platforms. While we believe that comparing disaggregated content acquisition costs and revenues across our delivery platforms may provide directional insight for evaluating our efforts to monetize the rapid adoption of our service on mobile and other connected devices, we do not validate such disaggregated metrics to the level of financial statement reporting. We continue to refine our systems and methodologies used to categorize such metrics across our delivery platforms and the period-to-period comparisons of results are not necessarily indicative of results for future periods.

Three months ended 2011 compared to 2012. Content acquisition ~~expenses~~ costs increased $26.7 million due to increased royalty payments driven by increased listener hours, higher royalty rates due to scheduled rate increases and higher revenue. Content acquisition costs as a percentage of total revenue increased from 57% to 69%, primarily due to the growth in listener hours on mobile devices for which we have not been able to as effectively generate revenue as compared to listener hours on traditional computers. Estimated content acquisition costs as a percentage of the revenue attributable to our traditional computer platform increased from 30% to 38%, primarily due to the effective elimination of the 40 hour per month free listening cap on traditional computers, which created increased listener hours not fully offset by increased advertising sales, as well as higher royalty rates due to scheduled royalty increases in 2012. Estimated content acquisition costs as a percentage of the revenue attributable to our mobile and other connected devices platforms increased from 90% to 95%, primarily due to an increase in listener hours on these platforms not fully offset by increased advertising sales, as well as the period ending April 30, 2011 including revenue from one advertiser that accounted for 12% of total revenue made through premium sales and higher royalty rates due to scheduled royalty increases in 2012.

3.	We note your response to comment five from our letter dated June 26, 2012 and have the following comments.

•

Notwithstanding your response, your proposed disclosures do not address the significant variables or factors that impacted revenues for the current period as compared to the prior period. Identifying the intermediate effects of a trend resulting from increased listening hours without describing the reasons underlying such effects, does not appear to provide insight for investors to see your business through your eyes. Please revise your proposed disclosures to discuss the significant underlying causes for the revenue increase, with a balanced assessment of the significant qualitative and quantitative factors impacting the pricing and volume of advertising inventory sold for the periods presented. Refer to Item 303(A)(3)(i) and (iii) of Regulation S-K.

•

You assert that the RPM measure “encompasses all variables that influence revenue in relation to total available inventory” but your proposed disclosures do not address the significant variables or factors that impacted the RPMs for the current period and as compared to the prior period. Please revise your proposed disclosures to discuss the significant underlying causes of the RPM decrease, with a balanced assessment of the significant qualitative and quantitative factors impacting your total RPMs. In addition, discuss in detail how the RPMs are “the central indicator of the Company’s monetization efforts” and “the best proxy to evaluate the results of the Company’s monetization efforts in that total RPMs provides a yield-based metric that captures both sell through and pricing into a single top-line number useful for period to period comparison.”

Response: In response to the Staff’s comments, the Company presents below its proposed supplemental revenue-related results of operations disclosure, which clarifies developments in total ad RPMs that management closely tracks, and provides the requested revenue component disclosure, as applied to the quarter ended April 30, 2012 to illustrate the Company’s presentation in future filings:

“Three months ended 2011 compared to 2012: Total ad RPMs over the trailing twelve months ended April 30, 2012 decreased to approximately $30.2 from approximately $33.3 over the trailing twelve months ended April 30, 2011, primarily due to listener hours growing at a faster pace than revenue, as well as the effective elimination of the 40 hour per month free listening cap on traditional computers in September 2011, which created increased advertising inventory not fully offset by advertising sales.

Total ad RPMs decreased to approximately $24.8 from approximately $30.0 in the three months ended April 30, 2012 compared to the three months ended April 30, 2011, primarily due to the same factors as over the trailing twelve months, as well as an approximate 15% decrease in the average price per ad attributable to a higher percentage of advertisements being sold through third-party networks which yielded a lower price during the period ending April 30, 2012. This increase in the percentage of advertisements being sold through third-party networks was due in part to the period ending April 30, 2011 including direct sales revenue from one advertiser that accounted for 12% of total revenue.

Advertising revenue increased $26.9 million or 62% in the three months ended April 30, 2012 compared to the three months ended April 30, 2011, primarily due to an approximate 90% increase in the number of ads delivered, partially offset by the aforementioned decrease in the average price per ad. The increase in the number of ads delivered was primarily due to an increase in total listener hours of approximately 92% that increased the volume of available inventory of opportunities we have to sell advertisements, as well as an increase in our sales force by approximately 80% year-over-year to sell such advertising inventory. Subscription revenue increased $2.8 million due to an increase in the number of subscribers.”

As requested by the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please contact me at 510-842-7939.

Very truly yours,

/s/ Steven Cakebread
Steven Cakebread
Executive Vice President and Chief Financial Officer

cc:	Gregory Dundas, Attorney-Advisor, Securities and Exchange Commission
Kathryn Jacobson, Senior Accountant, Securities and Exchange Commission
Dean Suehiro, Senior Accountant, Securities and Exchange Commission
Mr. Joseph Kennedy, Chief Executive Officer, President and Chairman, Pandora Media, Inc.
Ms. Delida Costin, Senior Vice President, General Counsel and Secretary, Pandora Media, Inc.
Martin A. Wellington, Davis Polk & Wardwell, LLP

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